UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Apropos Technology, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

038334108

(CUSIP Number)

Patrick K. Brady
567 Deer Path Road
Glen Ellyn, Illinois 60137

Copy To:
Troy M. Calkins
Gardner Carton & Douglas LLC
191 North Wacker Drive, Suite 3700
Chicago, Illinois 60606

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038334108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patrick K. Brady

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,680,984

	9.	Sole Dispositive Power 1,155,984

	10.	Shared Dispositive Power 525,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,311,169

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.5%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Catherine R. Brady

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,137,110

	9.	Sole Dispositive Power 612,110

	10.	Shared Dispositive Power 525,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,311,169

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.5%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brady Family Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 525,000

	9.	Sole Dispositive Power 525,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,311,169

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.5%

14.	Type of Reporting Person (See Instructions) PN, HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Valor Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,552,300

	9.	Sole Dispositive Power 2,552,300

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,311,169

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.5%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kratky Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,552,300

	9.	Sole Dispositive Power 2,552,300

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,311,169

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.5%

14.	Type of Reporting Person (See Instructions) OO, HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John M. Kratky III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,552,300

	9.	Sole Dispositive Power 2,552,300

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,311,169

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.5%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William W. Bach

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 430,775

	8.	Shared Voting Power 35,000

	9.	Sole Dispositive Power 430,775

	10.	Shared Dispositive Power 35,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,311,169

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.5%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bach Family LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 35,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,311,169

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.5%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 2 to Schedule 13D (this “Statement”) amends the initial statement on Schedule 13D (the “Initial 13D”) relating to the Common Stock of Apropos Technology, Inc., an Illinois Corporation (the “Company”) filed on March 6, 2003 by Patrick K. Brady, Catherine R. Brady, Brady Family Limited Partnership, Valor Capital Management, L.P., Kratky Management, LLC, John M. Kratky III, William W. Bach and Bach Family L.P. (the “Group Members”), which was originally amended on April 22, 2003.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

On April 18, 2003, the Group Members entered into an Agreement with the Company (the “Agreement”).  The Agreement is filed herewith as Exhibit 3 and incorporated herein by reference, and the following summary of the Agreement is qualified in its entirety by the terms of the Agreement.  The Agreement terminated on December 31, 2003.  The Agreement provided for, among other things, the Company to include Donald A. DeLoach, a proposed nominee of the Group Members, and Kevin G. Kerns as nominees of the Company for election to the Board of Directors at the Company’s 2003 annual meeting of shareholders and to recommend that the Company’s shareholders vote in favor of the election of Mr. DeLoach and Mr. Kerns.  The Group Members agreed to certain standstill provisions that restricted them during the term of the Agreement from taking or influencing other shareholders to take certain actions not approved by the Company’s Board of Directors.

On September 26, 2005, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Syntellect Inc., a Delaware corporation (“Syntellect”), and Amelia Acquisition Corporation, an Illinois corporation and direct wholly owned subsidiary of Syntellect (the “Sub”).  The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, the Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a direct wholly owned subsidiary of Syntellect (the “Merger).  At the effective time and as a result of the Merger, shareholders of the Company will become entitled to receive U.S. $2.76 in cash in exchange for each issued and outstanding share of Company common stock.

In connection with the Merger Agreement, Patrick K. Brady, Catherine R. Brady and Brady Family Limited Partnership (together, the “Brady Parties”) and Valor Capital Management, L.P. entered into Voting Agreements with Syntellect under which they have agreed to vote for the Merger, subject to certain exceptions.

Item 5.	Interest in Securities of the Issuer

(a)           As of the date of this Statement, the Reporting Persons (as defined in the Initial 13D) beneficially own in the aggregate, 5,311,169.  Shares, which includes 20,000 Shares that may be acquired upon exercise of options exercisable within 60 days of the date of this Statement.  None of the Reporting Persons has acquired or disposed of any of the Company’s Common Stock in the 60 days preceding the date hereof.

(b)           The information contained in table form in Rows 7 though 11 on each of pages 2 through 9 hereof, which relates to beneficial ownership, voting and disposition of Shares is hereby incorporated by reference.

(c)           None.

(d)-(e)     Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Agreement and Voting Agreements are incorporated herein by reference.
Item 7.	Material to Be Filed as Exhibits

The following documents are each incorporated by reference herein.

(1)          Joint Filing Agreement, dated as of March 6, 2003, by and among Patrick K. Brady, Catherine R. Brady, Brady Family Limited Partnership, Valor Capital Management, L.P., Kratky Management, LLC, John M. Kratky III, William W. Bach and Bach Family L.P. (incorporated by reference to Exhibit 1 to the Initial 13D).

(2)          Table showing Transactions in Shares effected by Reporting Persons During Past 60 Days.

(3)          Agreement dated as of April 18, 2003 by and among the Company, Patrick K. Brady, Catherine R. Brady, Brady Family Limited Partnership, Valor Capital Management, L.P., Kratky Management, LLC, John M. Kratky III, William W. Bach and Bach Family L.P. (incorporated by reference to Exhibit 2 to Amendment No. 1 (to this Schedule 13D).

(4)          Voting Agreement, dated as of September 26, 2005 by and among Syntellect Inc., Patrick K. Brady, Catherine R. Brady and Brady Family Limited Partnership (Incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K filed on September 27, 2005 by Apropos Technology Inc. (SEC File No. 000-30654)).

(5)          Voting Agreement, dated as of September 26, 2005, by and among Syntellect Inc., Valor Capital Management, L.P. and the other parties thereto (Incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K filed on September 27, 2005 by Apropos Technology Inc. (SEC File No. 000-30654)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2005

/s/ Patrick K. Brady

Patrick K. Brady
(Name/Title)

Date: September 29, 2005

/s/ Catherine R. Brady

Catherine R. Brady
(Name/Title)

Date: September 29, 2005

Brady Family Limited Partnership

By:	/s/ Patrick K. Brady

Patrick K. Brady, general partner
(Name/Title)

Date: September 29, 2005

Valor Capital Management, L.P.

By:	Kratky Management, LLC, General Partner

By:	/s/ John M. Kratky III

John M. Kratky III, Managing Member
(Name/Title)

Date: September 29, 2005

Kratky Management, LLC

By:	/s/ John M. Kratky III

John M. Kratky III, Managing Member
(Name/Title)

Date: September 29, 2005

/s/ John M. Kratky III

John M. Kratky III
(Name/Title)

Date: September 29, 2005

/s/ William W. Bach

William W. Bach
(Name/Title)

Date: September 29, 2005

Bach Family L.P.

By:	/s/ William W. Bach

William W. Bach, General Partner
(Name/Title)